PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

December 16, 2010

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   GreenChoice International, Inc.

Pre-effective Amendments 6, 7 and 8 to Registration Statement on Form S-1

Filed November 15 and 16, 2010

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated November 29, 2010, with regard to the amendments to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on November 15 and 16, 2010.

General

1.

The Company again takes exception to the Commission’s attempt to classify GreenChoice as a blank check company.  According to the language of Rule 419, a blank check company:  “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…:  To my knowledge, the Commission has never defined what a ‘specific business plan’ entails. Typically, if the Commission believes the business plan needs additional specificity, it provides comments to assist the a registrant in that process.  I believe the Commission has provided such comments in this filing.

In addition, requiring GreenChoice to file as a blank check company would make it impossible for the Company to further its current business plan.  It could not use the proceeds from the offering unless and until it located a business partner.  At that time, its business plan would, by necessity, change.  So, by claiming GreenChoice’s business plan non-specific, you are demanding it abandon that very plan.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

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A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

December 16, 2010

Please provide authority issued by the Commission which provides either a definition of “specific” under Rule 419, or which allows for an analysis of GreenChoice’s current plan to determine if that plan complies with any parameters as to “specific.”

Risk Factors, page 4

2.

Risk factors 14 – 17 have been revised.

Use of Proceeds, page 11

3.

Use of Proceed items have been revised.

Dilution, page 12

4.

This table has been updated to reflect as of October 31, 2010.

5.

The dilution table has been revised.

Description of Business, page 15; Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

6.

Risk Factor 16 has been deleted.

7.

The statement has been revised to delete “hundreds”, as well as elsewhere in the document.

8.

This reference has been removed.

Competition

9.

This paragraph has been revised.

Exhibit 5.1

10.

The revised letter was inadvertently left out of the previous amendments, and is refilled as exhibit 5.1.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Ms. Pamela Lang

Division of Corporation Finance

Securities and Exchange Commission

December 16, 2010

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

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